UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

July 2014 Up 6.5% Year over Year

Mexico City, August 5, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for July 2014 increased by 6.5% when compared to July 2013.

This announcement reflects comparisons between July 1 through July 31, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2013	July 2014	% Change
Cancún	667,812	651,977	(2.4)
Cozumel	8,643	8,429	(2.5)
Huatulco	46,303	41,531	(10.3)
Mérida	108,930	118,024	8.3
Minatitlán	15,057	19,415	28.9
Oaxaca	44,028	47,556	8.0
Tapachula	12,105	13,047	7.8
Veracruz	83,162	99,804	20.0
Villahermosa	85,576	96,370	12.6
Total Domestic	1,071,616	1,096,153	2.3

International
Airport	July 2013	July 2014	% Change
Cancún	939,450	1,047,031	11.5
Cozumel	36,617	44,143	20.6
Huatulco	2,931	2,296	(21.7)
Mérida	13,191	11,845	(10.2)
Minatitlán	892	1,051	17.8
Oaxaca	6,486	5,918	(8.8)
Tapachula	836	1,079	29.1
Veracruz	10,848	8,996	(17.1)
Villahermosa	7,760	7,329	(5.6)
Total International	1,019,011	1,129,688	10.9

Asur Page 1 of 2

Total
Airport	July 2013	July 2014	% Change
Cancún	1,607,262	1,699,008	5.7
Cozumel	45,260	52,572	16.2
Huatulco	49,234	43,827	(11.0)
Mérida	122,121	129,869	6.3
Minatitlán	15,949	20,466	28.3
Oaxaca	50,514	53,474	5.9
Tapachula	12,941	14,126	9.2
Veracruz	94,010	108,800	15.7
Villahermosa	93,336	103,699	11.1
ASUR Total	2,090,627	2,225,841	6.5

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Asur Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 05, 2014